Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Sientra, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-199684, 333-202879, 333-209129,  333-210695, and 333-215603) on Form S-8 of Sientra, Inc. of our report dated March 14, 2017, with respect to the balance sheets of Sientra, Inc. as of December 31, 2016 and 2015, and the related statements of operations, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2016, and the related financial statement schedule, which report appears in the December 31, 2016 annual report on Form 10-K of Sientra, Inc.

/s/ KPMG LLP

Los Angeles, California
March 14, 2017